Mail Stop 4561

March 8, 2007

Stuart Turk, President
On the Go Healthcare, Inc.
85 Corstate Avenue, Unit #1
Concord, Ontario
Canada L4K 4Y2

> **RE:** **On the Go Healthcare, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed on February 26, 2007**
> **Commission File No. 333-140005**

Dear Mr. Turk:

We have reviewed your amended filing and have the following comments.

General

1. We note your response to comment 13 of our letter dated February 12, 2007, but are unable to concur with your conclusions. Section 2(G) allows the investor to subsequently agree to a closing date that can vary over a period of seven trading or business days. This enables the investor to exercise discretion over the timing of the closing. We will not object to this provision so long as the closing must occur within five business days. Please revise this provision of the equity line arrangement accordingly.

2. We note your response to comment 2 of our letter dated February 12, 2007 and would like for you to provide us with additional information. Specifically, we note the statement in your response that Mr. Turk elected to register some of his shares "to recoup some of the funds he has invested in the company". Clarify whether Mr. Turk will be utilizing the proceeds from the resale solely for his personal use. In addition, it not clear whether the receipt of any such proceeds will have any impact on any contemplated or potential future financing of On the Go by Mr. Turk. Please inform us of any recent discussions, plans or

arrangements relating to possible additional funding of the registrant by Mr. Turk.

3. We note your revisions in response to comment 3 of our letter dated February 12, 2007. The revised disclosure on the cover page does not inform investors of how many shares are currently being offered under the other registration statements that were previously declared effective. To the extent material, the scope of ongoing offerings through means other than this prospectus should be prominently disclosed in quantitative terms.

Prospectus Cover Page

4. Comment 4 of our letter dated February 12, 2007 should have referred to Item 501(a)(10) of Regulation S-B. We now clarify that the information set forth in Item 501(a)(10) should appear on the prospectus cover page. Currently, this information appears on the inside facing page. Please relocate the disclosure as appropriate.

Selling Security Holders, page 14

5. Please refer to comment 9 of our letter dated February 12, 2007, which we reissue in part. Please provide a clear and concise discussion of the role that Duchess has played in the company's financing, historically. Discuss when and how the business arrangements between Dutchess and On the Go Healthcare began. The number of shares outstanding and stock price at the time each financing arrangement was entered into should be information that is accessible to the reader through a tabular format that is supplemented with text that describes the material terms of the agreements. The benefits that were realized by Dutchess in performing the agreements should be discussed in appropriate detail but in a manner that may be understood by a reader that is not able to extract the information from a mere reading of the technical terms of the arrangements.

6. We note your revisions in response to comment 8 of our letter dated February 12, 2007. Please expand your disclosure to address the limitations on the draw amounts set forth in the equity line arrangement. The limitations on the size of draws and their frequency should be described in materially complete detail.

Part II – Information Not Required in the Prospectus

Undertakings

7. Refer to comment 12 of our letter dated February 12, 2007. It does not appear as though Rule 430B is available. Please revise to include the undertakings set forth in Item 512(g)(2).

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Amy Trombly, Esq.
        by facsimile: 617-243-0066